Exhibit 23.4

                      CONSENT OF FINANCIAL ADVISOR TO FOCUS


We refer to the fairness opinion (the "Fairness Opinion") dated October 20, 2000, which we prepared for Focus Enhancements, Inc. in connection with the Agreement and Plan of Merger dated August 30, 2000 made by Focus to the shareholders of Videonics, Inc. We consent to the inclusion of the discussion of the Fairness Opinion in the Amended Registration Statement of Focus Enhancements, Inc. on Form S-4 filed with the Securities and Exchange Commission on November 22, 2000 under the heading entitled "Opinion of Financial Advisor Retained by the Focus Board of Directors." We also consent to the inclusion of the Fairness Opinion as Appendix D to the Registration Statement.


Union Atlantic Capital, L.C.

/s/ of Union Atlantic Capital, L.C.

November 22, 2000